July 8, 2009

Securities and Exchange Commission

100 F St, N.E.

Washington, D.C. 20549

Attention:     Mr. H. Roger Schwall, Assistant Director

Re:	Seneca Foods Corporation Amendment No. 1 to Registration Statement on Form S-3 File No. 333-160358 Filed July 7, 2009

Ladies and Gentlemen:

On behalf of our client, Seneca Foods Corporation (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 8, 2009 (the “Comment Letter”), concerning Amendment No. 1 to Registration Statement on Form S-3, File No. 333-160358, filed by the Company on July 7, 2009. The changes referred to below made in response to the comments in the Comment Letter are reflected in Amendment No. 2 on Form S-3/A to the Registration Statement (“Amendment No. 2”), filed by the Company on July 8, 2009.

For your convenience, we have set out the text of the comments from the Comment Letter, followed by the Company’s response.

Selling Shareholders, page 7

Comment 1:	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities. Please see Compliance and Disclosure Interpretations Regulation S-K Question 140.02. If more that one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes

Response:	The disclosure has been revised in response to this comment. Please see pages 7-8 of Amendment No. 2.

Comment 2:	Please disclose if any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

www.jaeckle.com

Securities and Exchange Commission

July 8, 2009

Response:	The disclosure has been revised in response to this comment. Please see pages 7-8 of Amendment No. 2.

Comment 3:	We note your statement that “[t]he following table reflects the conversion of convertible participating preferred stock and Class B common stock held by the selling shareholders into the shares of Class A common stock to be sold pursuant to this prospectus.” Please clarify that the table includes all of the Class A shares held by the selling shareholders.

Response:	The disclosure has been revised in response to this comment. Please see pages 7-8 of Amendment No. 2.

In connection with responding to the Staff’s comments the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the matters in this letter, please call the undersigned at (716) 843-3881. Thank you in advance for your prompt attention to this matter.

Very truly yours,

JAECKLE FLEISCHMANN & MUGEL, LLP

By: /s/ Michael C. Donlon

            Michael C. Donlon

cc:	Kraig H. Kayser Seneca Foods Corporation